SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June, 2003

CERAMIC INTERNATIONAL, INC.
(Translation of registrant's name into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua

Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

ITEMS INCLUDED

1.        On October 29, 2003 Internacional de Ceramica, S. A de C V ("the Company") issued a Press Release concerning its Quarterly Report. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                        By:                Jesus A. Olivas

                                                                           Jesus A. Olivas

                                                                            Chief Financial Officer

Date: October 29, 2003.

INTERCERAMIC

QUARTERLY REPORT

July-September 2003

(NYSE: ICM)

INTERCERAMIC THIRD QUARTER 2003 RESULTS

In the third quarter of 2003 Interceramic posted solid sales growth, resulting in record sales for any quarter in our history. The quarter was marked by continuing stiff competition in the industry, particularly with European producers directing increasing amounts of products to the United States and Mexico due to the weak conditions on their normal export markets. Yet in the face of this, we have been able to increase our market penetration, particularly in Mexico. Consolidated sales of US $83.5 million for the third quarter of 2003 were 6.25 percent greater than second quarter sales of US $78.6 million in 2002. As was the case in the preceding quarter, lower gross margin for the period resulted in gross income for the quarter virtually identical to the same quarter in 2002, at US $28.7 million and US $28.9 million, respectively.

Sales in Mexico for the third quarter increased by 8.30 percent from the third quarter of 2002, and at US $48.2 million-our highest ever level of sales in Mexico-grew by 27.23 percent over sales of US $37.9 million in the preceding quarter of this year. We sold significantly more product in Mexico during the third quarter of 2003 over the same period last year, increasing by 25.09 percent. This volume-another Company record-was driven by healthy sales growth in both channels of distribution in Mexico, our Company-owned stores as well as the extensive independent franchise network. Much of the sales growth is attributable to sales of private-label products imported since late last year to round out our product lines in the middle- to lower-end of the market segment. As we have freed up capacity at our plants for higher margin products, our challenge remains to grow sales of these more expensive products and to keep improving pricing levels. We have introduced a number of innovative products over recent months and, together with our recent launch of the highly sought porcelain products, these products are helping to attract consumers to Interceramic stores across the country.

Some of the dip in operating income is the result of increased operating expenses, which were up for the period by almost US $1.0 million over the same quarter last year, as we ramped up our sales infrastructure and new stores to allow for the increased amount of products moving through our distribution channels. As might be expected, EBITDA for the third quarter of this year lagged behind that of the third quarter of 2002, down 10.66 percent to US $10.2 million from last year's US $11.4 million. While an improvement over EBITDA of just US $8.6 million last quarter, the level of earnings compared to our sales growth highlights our need to improve our product mix and capture the higher margins available on sales of our top-of-the-line products.

Over the course of the third quarter, Interceramic determined that the Company was not in compliance with a financial ratio contained in a covenant in the Credit Agreement applicable to our US $100.0 million syndicated loan facility. With uncertainty over how quickly and to what extent our operating income will improve in the short term, we commenced discussions with our lenders over a waiver of the non-compliance or an amendment to the Credit Agreement more in line with our expectations. By September 30, 2003, we had reached agreement with the lenders on a series of amendments to the Credit Agreement that we believe will provide the Company with sufficient flexibility going forward, and are currently in the process of documenting these amendments.

Oscar E. Almeida

Chairman of the Board

Víctor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

INTERCERAMIC

QUARTERLY REPORT

April-June 2003

(NYSE: ICM)

Consolidated Sales

(Millions of Nominal Dollars)

                                                          +6%                                                                                                              +3%

78.6                   83.5                                                                                            223.5              229.8

Jul-Sep '02      Jul-Sep '03                                                                                 Jan-Sep '02        Jan-Sep '03

Operating Income

(Millions of Nominal Dollars

and as a percentage of sales)

                                                            -18%                                                                                                           -22%

7.7                   6.3                                                                                              22.5                17.4

Jul-Sep '02     Jul-Sep '03                                                                                   Jul-Sep '02      Jan-Sep '03

EBITA

(Millions of Nominal Dollars

and as a percentage of sales)

                                                -11%                                                                                                            -13%

11.4              10.2                                                                                              33.4                29.0

Jul-Sep '02    Jul-Sep '03                                                                                 Jul-Sep '02      Jan-Sep '03

Debt Service                                                                                Debt to EBITDA

(Times)                                                                                                                      (Times)

Last Twelve Months                                                                                                 Last Twelve Months

INTERCERAMIC

QUARTERLY REPORT

July-September 2003

(NYSE: ICM)

RELEVANT FINANCIAL INFORMATION                                                                                          July-Sept. '03 vs.      Jan-Sept. '03 vs.
Thousands of Nominal US Dollars)                                                July-Sept. '03            Jan.-Sept. '03          July-Sept. '02           Jan-Sept. '02

Consolidated Sales	83,465	229,777	6.3%	2.8%
Mexico	48,189	128,096	8.3%	3.2%
International	35,277	101,681	3.6%	2.3%
Consolidated Sq. Meters sold (Thousands)	7,634	20,655	11.9%	7.3%
Sq. Meters sold (Mexico)	5,106	13,193	25.1%	20.0%
Sq. Meters sold (International)	2,528	7,463	(7.7%)	(9.6%)
Sq. Meters produced (Thousands)	6,101	17,809	4.5%	1.6%
EBITDA	10,225	28,993	(10.7%)	(13.2%)
EBITDA/Interest expense (LTM)	5.8	5.8	44.3%	44.3%

INCOME STATEMENT                                                                                                                              July-Sept. '03 vs.      July-Sept. '03 vs.
(Thousands of Nominal US Dollars except per Unit data)                  July-Sept. '03          July-Sept. '03            July-Sept. '02           July-Sept. '02

Net Sales	83,465	229,777	6.3%	2.8%
Cost of goods sold	(54,802)	(148,801)	10.5%	6.7%
Gross Income	28,663	80,976	(1.0%)	(3.6%)
Operating Expenses	(22,342)	(63,536)	5.2%	3.2%
Operating Income	6,322	17,440	(18.0%)	(22.5%)
Integral Cost of Financing	(5,504)	(7,801)	71.4%)	(41.9%)
Interest Expense	(1,808)	(5,334)	(20.3%)	(36.5%)
Interest Income	209	542	24.4%	15.8%
Foreign Exchange Gain (Loss)	(5,190)	(5,816)	141.3%)	(35.0%)
Monetary Effect	1,285	2,807	23.6%	(18.6%)
Other Items	78	(850)	(113.1%)	(6.0%)
Income Tax and Employee Profit Sharing	(961)	(4,150)	(16.7%)	41.4%
Deferred Income Tax	(1,029)	(3,751)	(24.4%)	2.1%
Minority Income	1,147	2,096	197.7%	91.6%
Net Majority Income	(2,241)	(1,207)	(323.3%)	(359.4%)
Weighted Average Number of Units Outstanding (Thousands)	48,600	49,343	(16.0%)	(14.8%)
EP UNIT (as traded in the BMV)	(0.05)	(0.02)	(366.0%)	(404.6%)
EP ADR (as traded in the NYSE)	(0.23)	(0.12)	(366.0%)	(404.6%)

BALANCE SHEET                                                                                                         Sept. '03 vs.
(Thousands of Nominal US Dollars)                                                   Sept. '03                  Sept. '02

Current Assets	139,091	10.7%
Cash Equivalents	16,268	6.1%
Fixed Assets	162,068	(0.9%)
Other non-current Assets	10,314	30.8%
TOTAL ASSETS	311,472	4.9%
Short-term Bank Debt	31,538	45.3%)
Other short-term Liabilities	45,211	11.6%
Long-term Bank Debt	96,935	(1.9%)
Deferred Taxes	33,967	(0.2%)
Other long-term Liabilities	-	-
TOTAL LIABILITIES	207,652	6.4%
Majority Shareholders Equity	81,875	(0.7%)
Minority Interest	21,945	13.4%
TOTAL SHAREHOLDERS' EQUITY	103,820	2.0%

Note: "Unless otherwise indicated, all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and for purposes of clarity information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month."

INTERCERAMIC

QUARTERLY REPORT

July-September 2003

(NYSE: ICM)

RELEVANT FINANCIAL INFORMATION                                                                                          July-Sept. '03 vs.       Jan-Sept. '03 vs.
(Thousands of Pesos as of Sept. 2003)                                            July-Sept. '03          Jan.-Sept. '03          July-Sept. '02             Jan-Sept. '02

Consolidated Sales	918,820	2,518,250	8.2%	5.7%
Mexico	530,498	1,404,303	10.2%	6.2%
International	388,322	1,113,948	5.5%	5.1%
Consolidated Sq. Meters sold (Thousands)	7,634	20,655	11.9%	7.3%
Sq. Meters sold (Mexico)	5,106	13,193	25.1%	20.0%
Sq. Meters sold (International)	2,528	7,463	(7.7%)	(9.6%)
Sq. Meters produced (Thousands)	6,101	17,809	4.5%	1.6%
EBITDA	112,582	318,046	(9.0%)	(10.6%)
EBITDA/Interest Expense (LTM)	5.8	5.8	44.3%	44.3%

INCOME STATEMENT                                                                                                                          July-Sept. '03 vs.      Jan-Sept. '03 vs.
(Thousands of Pesos as of Sept. 2003 except per Unit data)            July-Sept. '03         Jan.-Sept. '03          July-Sept. '02           Jan-Sept. '02

Net Sales	918,820	2,518,250	8.2%	5.7%
Cost of goods sold	(603,343)	(1,630,621)	12.5%	9.7%
Gross Income	315,476	887,629	0.8%	(0.9%)
Operating Expenses	(245,852)	(696,170)	7.1%	6.1%
Operating income	69,624	191,459	(16.5%)	(20.1%)
Integral Cost of Financing	(60,957)	(88,124)	74.3%	(39.0%)
Interest Expense	(19,899)	(58,404)	(18.8%)	(34.6%)
Interest Income	2,296	5,946	26.5%	19.1%
Foreign Exchange Gain (Loss)	(57,524)	(66,648)	144.2%	(31.0%)
Monetary Effect	14,170	30,983	25.7%	(15.3%)
Other Items	868	(9,489)	(113.5%)	(2.5%)
Income Tax and Employee Profit Sharing	(10,526)	(45,391)	(15.6%)	44.6%
Deferred Income Tax	(11,328)	(40,777)	(23.1%)	3.3%
Minority Income	12,608	23,057	202.7%	97.8%
Net Majority Income	(24,928)	(15,379)	(335.5%)	(635.7%)
Weighted Average Number of Units Outstanding (Thousands)	48,600	49,343	(16.0%)	(14.8%)
EP UNIT (as traded in the BMV)	(0.51)	(0.31)	(380.4%)	(728.9%)
EP ADR (as traded in the NYSE)	(2.56)	(1.56)	(380.4%)	(728.9%)

BALANCE SHEET                                                                                                       June 2003 vs.
(Thousands of Pesos as of Sept. 2003)                                                  June '03              June 2002

Current Assets	1,534,172	11.9%
Cash Equivalents	179,433	7.2%
Fixed Assets	1,787,605	0.2%
Other non-current Assets	113,761	32.2%
TOTAL ASSETS	3,435,537	6.0%
Short-term Bank Debt	347,869	46.9%)
Other short-tern Liabilities	498,682	12.8%
Long-term Bank Debt	1,069,198	(0.8%)
Deferred Taxes	374,651	0.8%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	2,290,401	7.5%
Majority Shareholders Equity	903,084.4%
Minority Interest	242,052	14.6%
TOTAL SHAREHOLDERS' EQUITY	1,145,136	3.1%

Note: Pursuant to Bulletin B15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from October '02 to September '03 was 6.78% compared to the inflation for the same period of 4.03%.